

SECU 07008740 SION



OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41790

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/01/06** AND ENDING **10/31/07**

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NBF SECURITIES (USA) CORP.

OFFICIAL USE ONLY
25541
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

The Exchange Tower, 130 King Street West, Suite 3200

                 (No. and Street)

Toronto	Province of Ontario, Canada	M5X 1J9
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Alain Legris   (514) 879-5380

                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE

        (Name – *if individual, state last, first, middle name*)

1 Place Ville-Marie, Suite 3000	Montreal	Province of Quebec, Canada	H3B 4T9
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ☐ Certified Public Accountant

 ☐ Public Accountant

 ☒ Accountant not resident in United States or any of its possessions.

PROCESSED

JAN 2 2 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

1/14

OATH OR AFFIRMATION

I, __Alain Legris_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__NBF SECURITIES (USA) CORP._____ , as

of __October 31_____ , 20__07_____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

Executive Vice-President and Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NBF SECURITIES (USA) CORP.

(SEC I.D. No. 8-41790)

*Balance sheet as at October 31, 2007 and independent
auditors' report and supplemental report on internal control*

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a public
document.

NBF SECURITIES (USA) CORP.
Table of Contents

Independent auditors' report

To the Stockholders of
NBF Securities (USA) Corp.

We have audited the accompanying statement of financial condition of NBF Securities (USA) Corp. (the "Company") as at October 31, 2007, that you are filing pursuant to Rule 17a-5 under the *Securities Exchange Act of 1934*. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of NBF Securities (USA) Corp. at October 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

December 14, 2007

NBF SECURITIES (USA) CORP.

Balance Sheet
As at October 31, 2007
(in U.S. dollars)

	2007
	$

Assets

Cash and cash equivalents	**8,967,528**
Cash deposit with clearing broker	**100,000**
Investment in marketable securities	**14,010**
Amounts receivable from clients (Note 3)	**3,296,308**
Amounts receivable from a related party (Note 4(b) and (c))	**29,411,304**
Other assets	**98,184**
	41,887,334

Liabilities

Amounts payable to clients (Note 3)	**2,523,282**
Amounts payable to brokers and dealers (Notes 3 and 4(a))	**773,026**
Income taxes payable	**334,248**
Amounts payable - other	**1,194,173**
Deferred income taxes (Note 7)	**30,639**
	4,855,368

Stockholders' equity

Class A preferred shares (Note 8)	**634**
Class B preferred shares (Note 8)	**12,405,823**
Common capital stock (Note 8)	**160,464**
Additional paid-in capital	**9,682,366**
Retained earnings	**14,782,679**
	37,031,966
	41,887,334

See notes to the balance sheet.

Approved by the Board

.... Director

.... Director

Page 2 of 8

NBF SECURITIES (USA) CORP.
Notes to the Balance Sheet
As at October 31, 2007
(in U.S. dollars)

1. Description of Business

The Company was incorporated under the *Companies Act* (Nova Scotia) on October 8, 2002, and began its business activities on January 2, 2003. The Company is a registered broker-dealer under the *Securities Exchange Act of 1934* and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of transactions.

2. Significant Accounting Policies

New Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes.* This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently analyzing the potential impact, if any, of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"). SFAS 157 provides a common definition of fair value and establishes a framework to make the measurement of fair value in generally accepted accounting principles more consistent and comparable. SFAS 157 also requires expanded disclosures to provide information about the extent to which fair value is used to measure assets and liabilities, the methods and assumptions used to measure fair value and the effect of fair value measurement on earnings. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently analyzing the potential impact, if any, of SFAS 157 on its financial statements.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115.* SFAS 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for an entity's first fiscal year beginning after November 15, 2007. Management is currently evaluating the impact that adoption of SFAS 159 may have on the Company's financial statements.

Basis of Accounting

Customer securities transactions are recorded on a settlement date basis with related revenue and expenses recorded on a trade date basis.

NBF SECURITIES (USA) CORP.
Notes to the Balance Sheet
As at October 31, 2007
(in U.S. dollars)

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include cash and short-term investments in money market instruments with original maturities of three months or less.

Financial Instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments, approximates the carrying amounts presented in the financial statements, except for the preferred capital stock, which is described in Note 8.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and depreciated over their estimated useful lives based on the straight-line method and the following annual rates or periods:

Furniture	5 years
Computer equipment	2 or 3 years
Leasehold improvements	Lesser of terms of leases or estimated useful life

Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred income taxes are recognized based on the expected tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values, using the income tax rates in effect for the years in which the differences will reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the year-end exchange rates. Revenue and expenses denominated in foreign currencies are translated at the exchange rate in effect at the transaction dates.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates used in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

NBF SECURITIES (USA) CORP.
Notes to the Balance Sheet
As at October 31, 2007
(in U.S. dollars)

3. Amounts Receivable From or Payable to Client and Broker and Dealer Accounts

The Company monitors the credit standing of each of the customers and counterparties with which it conducts business. Client trades are settled in cash against delivery of securities.

Institutional client securities transactions with the Company are cleared by National Bank Financial Inc. ("NBFI"), a related company.

Amounts receivable from and payable to clients and brokers and dealers are due by the settlement date of the related trade transactions.

4. Related Party Transactions

(a) Included in the amounts payable to brokers and dealers is a balance of $773,026 payable to NBFI.

(b) The Company is subject to an operating agreement with NBFI. As of October 31, 2007, the Company had amounts receivable of $28,815,994 from NBFI, for clearing and cash management.

(c) As at October 31, 2007, the Company had amounts receivable of $595,310 from National Banc Financial Inc. ("NBcF")

(d) In the normal course of business, NBFI has guaranteed the performance by the Company of its settlement obligations to its customers and counterparties resulting from the Company's trades in securities and other financial instruments.

The above transactions are conducted in the normal course of business and are measured at the exchange value, which is the amount established and agreed to by the related parties.

5. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the *Securities Exchange Act of 1934,* which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. As at October 31, 2007, the Company had net capital, as defined, of $6,195,435, which was $5,945,435 in excess of its minimum net capital of $250,000.

NBF SECURITIES (USA) CORP.
Notes to the Balance Sheet
As at October 31, 2007
(in U.S. dollars)

6. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements at cost amount to $27,080. Accumulated depreciation amounts to $27,080.

7. Income Taxes

As at October 31, 2007, the Company has recorded $30,639 of net deferred tax liabilities, primarily attributable to temporary differences on unearned commissions.

8. Capital stock

Authorized capital stock:

100,000,000 common shares without nominal or par value

100,000,000 0.5 of 1% per month non-cumulative, non-voting and non-participating, Class A preferred shares having a par value of CDN$100 per share, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class A shares, plus the dividends declared and unpaid

100,000,000 0.6 of 1% per month non-cumulative, non-voting and non-participating, Class B preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class B shares, plus the dividends declared and unpaid

100,000,000 0.7 of 1% per month non-cumulative, non-voting and non-participating, Class C preferred shares without nominal or par value, retractable at the option of the holder at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class C shares, plus the dividends declared and unpaid

100,000,000 0.55 of 1% per month cumulative, non-voting and non-participating, Class D preferred shares having a par value of CDN$100 per share, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class D shares, plus the dividends declared and unpaid

NBF SECURITIES (USA) CORP.
Notes to the Balance Sheet
As at October 31, 2007
(in U.S. dollars)

8. Capital Stock (continued)

100,000,000 0.57 of 1% per month cumulative, non-voting and non-participating, Class E preferred shares without nominal or par value, redeemable at the option of the Company at a price representing the amount paid per share or, where the shares were issued for property or services, the fair market value of such property or services at the time of issue of Class E shares, plus the dividends declared and unpaid

	2007
	$
Issued and outstanding	
Preferred capital stock	
10 Class A preferred shares	634
1,000 Class B preferred shares	12,405,823
	12,406,457
Common capital stock	
25,010,000 Common shares	160,464
	12,566,921

The 10 Class A preferred shares issued and outstanding are retractable at a value of US$16,128,102 (CDN$15,265,249). The 1,000 Class B preferred shares issued and outstanding are retractable at a value of US$20,545,301 (CDN$19,446,127).

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3



Deloitte.

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: 514-393-5321
Fax: 514-390-4111
www.deloitte.ca

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER CLAIMING AN EXEMPTION FROM SEC RULE 15c-3-3

To the Stockholders of
NBF Securities (USA) Corp.

In planning and performing our audit of the financial statements and supplemental schedules of NBF Securities (USA) Corp. (the "Company") as at and for the year ended October 31, 2007 (on which we issued our report dated December 14, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recording of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the *Securities Exchange Act of 1934* and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Juliette + Turche LLP

December 14, 2007